UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Colonial Commercial Corp.

                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                           (Title of Class Securities)

                           COMMON STOCK: 195621 40 4
                                 (CUSIP Number)

                                  July 30, 2004
            (Date of Event, Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

..........................

CUSIP No.
Common Stock: 195621 40 4
--------------------------------------------------------------------------------

      Name of Reporting Persons.
1     I.R.S. Identification Nos. of above persons (entities only).

      Goldman Associates of New York, Inc.  11-1767996
--------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
2
      (a)

      (b)

--------------------------------------------------------------------------------
      SEC Use Only
3

--------------------------------------------------------------------------------
      Citizenship or Place of Organization
4
      New York, U.S.A.

--------------------------------------------------------------------------------





  number of
   shares
beneficially
  owned by
    each
  reporting
 person with:

 5     Sole Voting Power

       933,000 Shares of Common Stock including warrants to purchase 150,000 shares of Common Stock and 183,000 shares of Common Stock owned individually by Michael Goldman, the President and majority owner of Goldman Associates of New York, Inc. Excludes 20,000 shares of Common Stock owned by Mrs. Goldman, of which Goldman Associates of New York, Inc. and Michael Goldman disclaim beneficial ownership.

6      Shared Voting Power

       -0-

7      Sole Dispositive Power

       933,000 Shares of Common Stock including warrants to purchase 150,000 shares of Common Stock and 183,000 shares of Common Stock owned individually by Michael Goldman, the President and majority owner of Goldman Associates of New York, Inc. Excludes 20,000 shares of Common Stock owned by Mrs. Goldman, of which Goldman Associates of New York, Inc. and Michael Goldman disclaim beneficial ownership.

8      Shared Dispositive Power

        -0-
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned by Each Reporting Person

       933,000 Shares of Common Stock including warrants to purchase 150,000 shares of Common Stock and 183,000 shares of Common Stock owned individually by Michael Goldman, the President and majority owner of Goldman Associates of New York, Inc. Excludes 20,000 shares of Common Stock owned by Mrs. Goldman, of which Goldman Associates of New York, Inc. and Michael Goldman disclaim beneficial ownership.



--------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       None Applicable
--------------------------------------------------------------------------------

11    Percent of Class Represented by Amount in Row (9)
        22.13%

--------------------------------------------------------------------------------

12    Type  of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------


..........................
CUSIP No
Common Stock: 195621 40 4

...........................

--------------------------------------------------------------------------------





Item 1.

    (a) Name of Issuer

        Colonial Commercial Corp.


    (b) Address of Issuer's Principal Executive Offices

        120 New South Road
        Hicksville, New York   11801

Item 2.

    (a) Name of Person Filing

        Goldman Associates of New York, Inc.

    (b) Address of Principal Business office or, if None, Residence

        Goldman Associates of New York, Inc.
        2 Lambert Street
        Roslyn Heights


    (c) Citizenship

        N/A

    (d) Title of Class Securities

        Common Stock, $.05 par value

    (e) CUSIP Number: 195621 40 4

Item 3. If this statement is filed pursuant to ss 240.13d-1(b), or ss 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

      (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

      (e)   An investment adviser in accordance with ss 240.13d-1(b)(1)(ii)(E).

      (f) An employee benefit plan or endowment fund in accordance with ss 240.13d-1(b)(ii)(F).

      (g) A parent holding company or control person in accordance with ss 240.13d-1(b)(1)(ii)(G).

      (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   Group in accordance with ss 240.13d-1(b)(ii)(J).

If the statement is filed pursuant to Rule 13d-1(c), check this box: /X/

Item 4. Ownership


(a)    Amount beneficially owned:
       933,000 Shares of Common Stock including warrants to purchase 150,000 shares of Common Stock and 183,000 shares of Common Stock owned individually by Michael Goldman, the President and majority owner of Goldman Associates of New York, Inc. Excludes 20,000 shares of Common Stock owned by Mrs. Goldman, of which Goldman Associates of New York, Inc. and Michael Goldman disclaim beneficial ownership.

(b)   Percent of class: 22.13%

(c)   Number of shares as to which the person has:

      (i)  Sole power to vote or direct the vote:

       933,000 Shares of Common Stock including warrants to purchase 150,000 shares of Common Stock and 183,000 shares of Common Stock owned individually by Michael Goldman, the President and majority owner of Goldman Associates of New York, Inc. Excludes 20,000 shares of Common Stock owned by Mrs. Goldman, of which Goldman Associates of New York, Inc. and Michael Goldman disclaim beneficial ownership.

      (ii)  Shared power to vote or to direct the vote: -0-

      (iii) Sole power to dispose or to direct the disposition of:

       933,000 Shares of Common Stock including warrants to purchase 150,000 shares of Common Stock and 183,000 shares of Common Stock owned individually by Michael Goldman, the President and majority owner of Goldman Associates of New York, Inc. Excludes 20,000 shares of Common Stock owned by Mrs. Goldman, of which Goldman Associates of New York, Inc. and Michael Goldman disclaim beneficial ownership.

      (iv)  Share power to dispose or to direct the disposition of: -0-

Instructions. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.


        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable


Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

Date:  As of August 26, 2004

                          /s/ Michael Goldman
                          ------------------------------------------

                          Michael Goldman, Pres.
                          -------------------------------------------
                          Name/Title